

April 17, 2012

Via E-mail
John G. Stumpf
Chairman, President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

> **Re:** **Wells Fargo & Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 8-K Filed April 13, 2012**
> **File No. 001-02979**

Dear Mr. Stumpf:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Exhibit 13 – 2011 Annual Report to Stockholders

Noninterest Income, page 37

1. Please describe the changes that you expect may, over time, mitigate at least half of the earnings reduction resulting from the Durbin Amendment.

Table 15: Contractual Obligations, page 45

2.   We note that your table of contractual obligations appears to exclude the related interest expense on your long-term debt obligations and interest-bearing deposits, which appears to be quite significant based on your disclosure on page 31 of interest expense on your long-term debt and interest-bearing deposits and based on your disclosure of cash paid during the year for interest on your consolidated statements of cash flows. Please revise this table in future filings to include estimated interest payments on your long-term debt and interest-bearing deposits and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on your interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Risk Management, page 46

Foreign Loans and European Exposure, page 52

3.   We note your disclosure that you conduct periodic stress tests of your significant country risk exposures, analyzing the potential direct and indirect impacts of various macroeconomic and capital market scenarios. Please expand this disclosure to discuss examples of indirect risk exposures identified and describe how management monitors and/or mitigates the effects of indirect exposure to risk.

Table 22: European Exposure, page 53

4.   We note footnote four to Table 22 that states the gross notional amount of your CDS sold on reference assets domiciled in Europe was substantially offset by the notional of CDS purchased from investment-grade counterparties. Please revise future filings to disclose the gross notional amount of CDS sold and purchased on reference assets domiciled in Europe. Additionally, your disclosure indicates that you did not have any "net exposure" on sovereign CDS associated with European countries.   Please revise future filings to disclose the gross notional amount of CDS sold and purchased on sovereign CDS associated with European countries and indicate the countries that are covered by these sovereign CDS contracts.

Table 32: Troubled Debt Restructurings (TDRs), page 63

5.   We note your troubled debt restructurings (TDRs) tabular disclosure here and that it is presented for the last four quarters. Please revise future filings to disclose similar information for TDRs for the last five years as required by Industry Guide III Item III.C.1.

Table 33: Analysis of Changes in TDRs, page 64

6.   We note your net change in trial modifications line item and footnote two to the table.
        Please confirm that you 'add back' the outflows of trial modifications due to successful
        performance and permanent modification in the 'Inflows' line item. In addition, please
        clarify the statement that trial modifications that do not perform are charged-off or moved
        to foreclosure. In your response address where in Table 32 the portion of the loan that
        did not successfully complete the trial period that was not charged-off and is in the
        foreclosure process is located. Finally, please tell us why there was a significant decline
        in trial modifications during the third quarter.

Liability for Mortgage Loan Repurchase, page 70

7.   We note your disclosure on page 72 that in October 2011 the Arizona
        Department of Insurance announced that PMI Mortgage Insurance Co. (PMI) will pay
        50 percent of claim amounts in cash, with the rest deferred. You also disclose that in
        November 2011 PMI's parent company filed for Chapter 11 bankruptcy. Your disclosure
        further states that you previously utilized PMI to provide mortgage insurance on certain
        loans originated and held in your portfolio. Given the potential credit exposure in this
        area, please quantify the amount and/or percentage of your loans in your portfolio
        covered by mortgage insurance provided by PMI. Please also tell us whether you have
        any other loans covered by mortgage insurers that are deferring claim payments or that
        you have assessed as being non-investment grade.

Foreclosure and Securitization Matters, page 73

8.   We note your disclosure here and on page 77 regarding your use of Mortgage Electronic
        Registration Systems, Inc. (MERS) and the claims brought by attorneys general of most
        states on the use of MERS and how it clouds the ownership of the loan. We also note
        your disclosure on page 73 that it is a common industry practice to record mortgages in
        the name of MERS to facilitate securitizations and your disclosure on page 74 that your
        practice is to obtain assignments of mortgages from MERS prior to commencing
        foreclosures. Please clarify whether you continue to record mortgages in the name of
        MERS for all your new securitizations in light of the increased focus on the use of this
        system. Additionally, please tell us whether you have performed any assignments of
        mortgages from MERS outside of probable foreclosures.

Consolidated Statement of Cash Flows, page 120

9.   We note your presentation of originations of loans held for sale (LHFS), purchases of
        LHFS, and proceeds from sales of and principal collected on LHFS for each of the three
        years ended December 31, 2011. Please tell us why the proceeds from sale of and
        principal collected on LHFS exceed the originations and purchases of LHFS for all years
        presented, including by $5.8 billion in 2010. To the extent this is principally due to the

gain on sale of the loans, please clarify which line item the gain is reflected in on the consolidated statements of income. Additionally, please clarify how the purchases of the LHFS interact with the disclosure on purchases and sales of LHFS presented on page 142.

Note 6: Loans and Allowance for Credit Losses, page 141

10.   We note footnote one to your table for purchases and sales of loans and transfers from (to) mortgages/loans held for sale at lower of cost or market on page 142. Please explain why government insured/guaranteed loans are excluded from this table if these loans were on your books during the year and were sold or transferred to mortgages/loans held for sale.

Consumer Credit Quality Indicators, page 146

11.   We note your consumer credit quality indicator tables beginning on page 147 and that you exclude government insured/guaranteed loans from these disclosures. We also note that 43 percent of this portfolio is over 90 days past due, but still accruing. Given the high level of delinquencies in this portfolio and the requirements for loan servicing of government insured/guaranteed loans please revise future filings to include your government insured/guaranteed loans in your credit quality indicator disclosures or at least provide a footnote providing quantitative information about the delinquency status of these loans.

Note 8: Securitizations and Variable Interest Entities, page 160

12.   We note your tabular disclosure on page 167 for residential and commercial mortgage servicing rights (MSRs) and the sensitivity of the current fair value to immediate adverse changes in key assumptions. We also note the disclosure on page 171 that presents the actual changes in fair value of MSRs due to changes in valuation model inputs or assumptions. In an effort to provide greater understanding between the sensitivity of the MSRs valuation to key economic assumptions and the actual fluctuation in the valuation during the year, please revise future filings to provide separate sensitivity disclosures for your commercial and residential MSRs. In addition, in your MSR rollforward disaggregate the "changes in fair value due to changes in valuation model inputs or assumptions" line item either by the key assumptions from your sensitivity disclosures or those inputs discussed in footnote two of the rollforward, like interest rates and costs to service, that had a significant impact on the valuation, consistent with the information provided in response to comment 20 included in your letter to the staff dated May 25, 2011.

Definitive Proxy Statement on Schedule 14A filed March 15, 2012

Related Person Transactions, page 46

13.   We note that you granted restricted share rights to Messrs. Quigley and Fuerhoff during
        2011. Please tell us the grant date fair value of the RSRs and revise your disclosure in
        future filings accordingly, as appropriate. Refer to Regulation S-K Item 404(a)(3)-(4).

2011 Annual Incentive Compensation, page 62

14.   We refer to your disclosure on pages 63 and 64 regarding the HRC's consideration of
        executive officer compensation in the Labor Market Peer Group in determining 2011
        annual incentive compensation awards. Please revise your disclosure in future filings to
        clarify whether the HRC made any adjustments to annual incentive awards based upon its
        evaluation of the Labor Market Peer Group data, or to otherwise clarify how the HRC
        considers this information as part of determining these award amounts. If the HRC
        simply compares the compensation information and does not make any adjustments,
        please revise your disclosure to so state.

15.   We note your disclosure on page 64 that the HRC does not evaluate the achievement of
        "specific business line numerical targets" for Messrs. Carroll and Hoyt and for Ms.
        Tolstedt and that the HRC evaluates financial performance "holistically and on a
        discretionary basis." Please revise your disclosure in future filings to clarify this process,
        including how the HRC utilizes its discretion in granting annual incentive compensation
        awards to Messrs. Carroll and Hoyt and Ms. Tolstedt. For example, does the HRC
        consider whether financial performance targets were met overall and then adjust the
        award up or down based on its subjective evaluation? Please advise.

Form 8-K Filed on April 13, 2012

Exhibit 99.1 – The Press Release, deemed "filed" under Securities Exchange Act of 1934

Nonperforming Assets, page six

16.   We note your disclosure that you reclassified to nonaccrual status $1.7 billion of
        performing junior liens with associated delinquent first liens in accordance with industry
        guidance during the first quarter. You also state that your loan loss allowance already
        considered the expected loss content of these loans so the financial impact was minimal.
        Please explain how the "Interagency Supervisory Guidance on Allowance for Loan and
        Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens
        on 1-4 Family Residential Properties" represents a change in industry guidance for
        income recognition and accrual policy for junior liens. In addition, compare and contrast
        your nonaccrual policy as disclosed on page 125 of your Annual Report with your
        nonaccrual policy as of March 31, 2012.

Changes in Liability for Mortgage Loan Repurchase Losses, page 43

17.   We note your presentation of the rollforward of the liability for mortgage loan repurchase losses for the past five quarters. We also note that you have consistently reported a provision due to the change in estimate for this liability ranging from a low of $214 million during the quarter ended March 31, 2011 to a high of $429 million during the quarter ended December 31, 2010, and on average recorded a quarterly increase due to a change in estimate in the amount of $336 million during the past nine quarters. Based on your disclosures included here, and in your 2011 Form 10-K, it appears these repurchase demands primarily relate to 2006 to 2008 vintages and to GSE-guaranteed MBS. We note your disclosure that the change in estimate results from such factors as credit deterioration, changes in investor demand and mortgage insurer practices, and changes in the financial stability of correspondent lenders. In light of the relatively consistent level of changes in estimate during the past nine quarters, please provide more specific discussion and quantification of the factors driving the change in estimate. In this regard, we note that total demands outstanding have decreased, as well as the fact that your model factors in expected repurchase demands and so it is unclear what specifically drove the change in estimate during the first quarter of 2012. We also note that per your sensitivity analysis provided on page 72 of your 2011 Form 10-K that it would take greater than a 25 percent change in your loss assumption, or greater than a 25 percent change in your repurchase assumption to drive a $368 million change in estimate. To the extent that a 25 percent change in assumption is not realistic, please provide additional sensitivities/assumptions for your mortgage repurchase liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant